

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 17, 2008

Mr. Jack Egan
Principal Financial Officer
Volt Information Sciences, Inc.
560 Lexington Avenue
New York, NY 10022

> **Re: Volt Information Sciences, Inc.**
> **Form 10-K for Fiscal Year Ended October 28, 2007**
> **Filed January 11, 2008**
>
> **Form 10-Q for the Fiscal Quarter Ended January 27, 2008**
> **File No. 1-09232**

Dear Mr. Egan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director